Van Kampen Advantage Municipal Income Trust II (VKI)


Item 77.C.     Matters Submitted to a Vote of Security Holders

      At a Special Meeting of Shareholders held on January 11, 2006, the shareholders of Van Kampen Municipal Opportunity Trust II and Van Kampen Value Municipal Income Trust (each a "Target Fund") approved an Agreement and Plan of Reorganization, dated February 3, 2005, between each Target Fund and Van Kampen Advantage Municipal Income Trust II (the "Acquiring Fund"), the termination of the registration of each Target Fund under the Investment Company Act of 1940, as amended, and the dissolution of each Target Fund under applicable state law. As contemplated by each Agreement and Plan of Reorganization, the shareholders of the Acquiring Fund approved the issuance of additional common shares.

Common shares:

For:      3,629,771
Against:  300,271
Abstain:  195,016